Exhibit 99.2

HEADHUNTER GROUP PLC Godovikova str. 9, bldg. 10, 129085, Moscow Russia
Tel: +7 495 974 64 27 Email: office@headhunter-group.com

NOTICE FOR THE CONVOCATION

OF AN EXTRAORDINARY GENERAL MEETING OF

HEADHUNTER GROUP PLC

Distributed electronically to:

The Shareholders:

Highworld Investments Limited

ELQ Investors VIII Limited

Broomfield International Limited

Infrastructure Holding – 3 LLC

Infrastructure Holding – 4 LLC

New Decision – 1 LLC

JPMorgan Chase Bank N.V.

Intertrea Nominees Limited

Fidutrust Management Limited

Incustody Services Limited

Interdilea Nominees Limited

Confiserve Nominees Limited

The Auditors:

JSC KEPT

Papakyriakou & Partners Limited

April 19, 2023

THIS NOTICE IS GIVEN in accordance with Regulation 48 of the Articles of Association of the Company (the Articles) to inform that HEADHUNTER GROUP PLC (the Company) will convene and hold the Extraordinary General Meeting (the Meeting) on May 11, 2023, at 10:00 a.m. (Moscow time) at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

The following agenda items are proposed for consideration and, if thought proper, for approval by the shareholders of the Company:

1.	APPROVAL OF THE BUYBACK PROGRAM

On the recommendation of the Board of Directors of the Company (the Board) and in accordance with Regulation 44 (2) of the Articles and Section 57A of the Companies Law, Cap. 113, it is proposed to approve acquisition of ordinary shares of the Company represented by American Depositary Shares (the ADSs) listed at Nasdaq Global Select Market and Moscow Exchange and to authorize the Board to buyback the ADSs on the following terms:

(a)	the total nominal value of the ordinary shares represented by the ADSs that will be acquired by the Company shall not exceed the maximum number of shares permitted under section 57A of the Companies Law, Cap. 113, as amended;

(b)	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;

(c)	the authority of the Board to acquire the ordinary shares represented by the ADSs shall expire within 12 months as from the date of passing of this resolution;

(d)	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ADSs were acquired;

(e)	the maximum acquisition price shall not exceed the maximum price permitted under section 57A (a) of the Companies Law, Cap. 113, as amended, and minimum acquisition price shall be not less than par value (or its equivalent in US dollars);

(f)	to authorize the publication of the resolution of the Meeting in at least 2 daily newspapers of wide circulation at least 10 days prior to commencing the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions;

(g)	to authorize a Director and the secretary of the Company to notify the Registrar of Companies in Cyprus with respect to the buyback.

THE FOLLOWING SPECIAL RESOLUTION IS PROPOSED:

To authorize the Board to acquire the ordinary shares represented by ADSs listed at Nasdaq Global Select Market and Moscow Exchange on the following terms:

(a)	the total nominal value of the ordinary shares represented by the ADSs that will be acquired under by the Company shall not exceed the maximum number of shares permitted under section 57A of the Companies Law, Cap. 113, as amended;

(b)	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;

(c)	the authority of the Board to acquire the ordinary shares represented by the ADSs shall expire within 12 months as from the date of passing of this resolution;

(d)	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ADSs were acquired;

(e)	the maximum acquisition price shall not exceed the maximum price permitted under section 57A (a) of the Companies Law, Cap. 113, as amended, and minimum acquisition price shall be not less than par value (or its equivalent in US dollars);

(f)	to authorize the publication of the resolution of the Meeting in at least 2 daily newspapers of wide circulation at least 10 days prior to commencing the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions;

(g)	to authorize a Director and the secretary of the Company to notify the Registrar of Companies in Cyprus with respect to the buyback.

RECORD DATE:

Only the holders of ordinary shares of the Company whose name is registered in the Register of Members of the Company on the end of business as of April 20, 2023, are entitled to attend and vote at the Meeting either personally or by proxy, and such proxy need not be a shareholder of the Company.

For determination of holders of the ADSs who shall be entitled to receive this notice of the Meeting along with any supporting materials and give instructions for the exercise of any voting rights, the record date is set as April 20, 2023.

PROXY:

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer and shall be made in the form as attached hereto or a form as near thereto as circumstances admit.

Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia, and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to office@headhunter-group.com, OR

(b)	by facsimile, to +7 495 788 68 70,

According to Regulation 68 of the Articles, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at any time before the time for holding the Meeting. Proxies submitted thereafter will not be considered.

VOTING:

According to Regulation 61 of the Articles, if any resolution put to the vote of the Meeting shall be decided on a show of hands, every shareholder present in person or by proxy shall have one (1) vote, and on a poll, every shareholder shall have one (1) vote for each share of which he is the holder.

The ADSs holders, who are entitled to receive notice of the Meeting and vote thereon, shall exercise their voting rights in accordance with relevant provisions of the Deposit Agreement dated May 8, 2019, of which a copy is available for no charge at: https://www.sec.gov/Archives/edgar/data/1721181/000119312519119520/d734362dex41.htm

MATERIALS:

Copies of materials related to the Meeting, including this notice of the Meeting and forms of instruments appointing proxy are available for no charge as follows:

•	in electronic form on the Company’s website: https://investor.hh.ru/governance/annual-general-meetings;

•	in hard copy at the Company’s headquarters: bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

To be distributed electronically.

Yours faithfully,

/s/ Christina Tyllirou

BY THE ORDER OF THE BOARD DIRECTORS

Christina Tyllirou

on behalf of

TOP SECRETARIAL LIMITED

SECRETARY OF HEADHUNTER GROUP PLC

FORM OF INSTRUMENT APPOINTING A PROXY TO EXERCISE DISCRETION

(To be printed out on the official letterhead)

PROXY

I/We, (Insert Full Name of Shareholder), of (Insert Registered Address of Shareholder), being a Member/Members of HEADHUNTER GROUP PLC, registration No.: 332806 (the Company), hereby appoint (Insert Full Name of Proxy) _________________________________________ (passport No._____________, residing at ______________________________________) (the Proxy), as my/our proxy to vote (either on a show of hands or on a poll) for me/us or on my/our behalf at the at the Annual General Meeting of the Company, to be held on May 11, 2023, and at any adjournment thereof, at his/her own discretion as the Proxy may deem appropriate and to request voting on a poll if the Proxy deems it appropriate.

Signed this ____ day of ______________, 2023.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the corporate seal, if any)

FORM OF INSTRUMENT APPOINTING A PROXY TO VOTE BY INSTRUCTION

(To be printed out on the official letterhead)

PROXY

I/We, (Insert Full Name of Shareholder), of (Insert Registered Address of Shareholder), being a Member/Members of HEADHUNTER GROUP PLC, registration No.: 332806 (the Company), holding (Insert Number of Shares Held by the Shareholder) of shares in the Company, hereby appoint (Insert Full Name of Proxy) _________________________________________ (passport No._____________, residing at ______________________________________) (the Proxy), as my/our proxy to attend and vote (either on a show of hands or on a poll) for me/us or on my/our behalf at the Annual General Meeting of the Company to be held on May 11, 2023, and at any adjournment thereof (the Meeting) in accordance with instructions as set out below:

№	ITEM OF AGENDA	FOR	AGAINST	ABSTAIN
1.	Approval of the Buyback Program

By this instrument the Proxy is empowered and authorized to choose the chairman of the Meeting pursuant to Regulation 55 of the Articles and request a poll pursuant to Regulation 57 of the Articles, if the Proxy thinks fit.

Signed this ____ day of ______________, 2023.

Signature: _________________

Name of Shareholder: _________________________

(To be stamped with the corporate seal, if any)